Cybin Announces Closing of the Oversubscribed Private Placement of U.S. $150 Million

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TORONTO, CANADA – March 19, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation psychedelic-based treatment options, is pleased to announce the closing of the Company’s previously announced private placement (the “Private Placement”) of 348,837,210 common shares in the capital of the Company (the “Common Shares”) at a price of U.S.$0.43 per Common Share. Aggregate gross proceeds from the Private Placement were U.S.$150,000,000 before deducting fees and expenses of the offering.

The oversubscribed Private Placement was led by Deep Track Capital and included participation from RA Capital Management, Avidity Partners, Acorn Bioventures, Altium Capital, Logos Capital, Octagon Capital, Rosalind Advisors, Sphera Healthcare and other institutional investors.

The net proceeds of the Private Placement are expected to be used for certain Phase 3 drug development activities for CYB003, working capital and general corporate purposes. CYB003, is a proprietary deuterated psilocybin analog in development for the potential treatment of Major Depressive Disorder (“MDD”). If approved by the U.S. Food and Drug Administration (the “FDA”), CYB003 would be the first known adjunctive psychedelic-based therapeutic for the treatment of MDD.

Bloom Burton Securities Inc. acted as the Lead Agent for the Private Placement, which also included Haywood Securities Inc.

“We are extremely grateful for this infusion of capital, which will enable us to continue advancing our next-generation psychedelic development programs,” stated Doug Drysdale, Chief Executive Officer of Cybin. “We are especially encouraged by the level of interest and support from a high-quality syndicate of investors – all of which validates our clinical findings to date and the promise of addressing the unmet need across mental health disorders.”

In the United States, the Common Shares were offered on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). The Company has agreed to use commercially reasonable efforts to either: (a) subject to the issuance of a receipt in Canada for an amendment to the Corporation’s short form base shelf prospectus dated August 17, 2023, as amended on December 22, 2023 (the “Base Shelf Prospectus”) and (i) prepare, file with, and have declared effective, by the United States Securities and Exchange Commission (“SEC”) an amendment to its registration statement on Form F-10 (File No. 333-276333) containing the foregoing amendment to the Base Shelf Prospectus, and (ii) file a prospectus supplement to the Base Shelf Prospectus with the Ontario Securities Commission and with the SEC pursuant to General Instruction II.L of Form F-10 or (b) file a registration statement on such other form as may be available to the Company, in either case qualifying the resale of the Common Shares issued in the Private Placement by certain non-Canadian purchasers.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been registered under the U.S. Securities Act, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the use of the net proceeds from the Private Placement, and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedarplus.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The FDA, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com